Filed by State Bank Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: State Bank Financial Corporation

Explanatory note: The following communication was to all State Bank and Trust Company customers. The communication contained information regarding the proposed merger between State Bank Financial Corporation and Cadence Bancorporation.

I would like to make sure you are aware of some exciting news about State Bank. On Sunday, May 13, 2018 we announced our plan to merge with Cadence Bancorporation. As a valued customer of State Bank, I want to make sure that you know what to expect.

First, let me share a little about Cadence Bancorporation (NYSE: CADE) which is an $11 billion bank holding company headquartered in Houston, Texas. Cadence’s wholly- owned bank subsidiary, Cadence Bank, N.A., has 1,200 banking associates and 65 locations across Texas, Alabama, Mississippi, Florida and Tennessee as of March 31, 2018. Cadence Bank is currently headquartered in Birmingham, Alabama. Upon approval of the merger, Cadence plans to move its banking headquarters from Birmingham to Atlanta, which is great news for Georgia! Once that happens, Cadence will become the second largest Atlanta-based bank and the third largest Georgia based bank. Additionally, Cadence Bank CEO Sam Tortorici will relocate to Atlanta with his family which shows a real commitment to this market.

Cultural alignment is the first ingredient to a successful business merger and we have that with Cadence. Since Cadence does not presently have full service banking offices in Georgia, you can expect to continue working with the bankers that you work with today. Additionally, I believe that you will benefit from an increased variety of services and the enhanced ability provided by the scale of a larger organization to provide all of the automated banking solutions you may desire.

This merger is expected to close in the fourth quarter of this year, subject to regulatory and shareholder approval and other customary closing conditions. But, we are now starting the exciting process of identifying the best practices of both banks so that we create a combined bank that’s among the most client-responsive banks in the country.

For the time being, you will see no change. You can expect to see the same friendly faces you have become accustomed to seeing along with the same exceptional service. Please don’t hesitate to contact me or your banker if you have any questions.

As always, we sincerely value your business and we look forward to serving you in the years to come.

Sincerely,

/s/ Tom Wiley

Tom Wiley
Chief Executive Officer
State Bank and Trust Company

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Cautionary Statement Regarding Forward-Looking Information
Statements included in this communication which are not historical in nature or do not relate to current facts are intended to be, and are hereby identified as, forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project” and “intend,” as well as other similar words and expressions of the future, are intended to identify forward-looking statements. Cadence Bancorporation (“Cadence”) and State Bank Financial Corporation (“State Bank”) caution readers that forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from anticipated results. Such risks and uncertainties, include, among others, the following possibilities: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between Cadence and State Bank; the outcome of any legal proceedings that may be instituted against Cadence or State Bank; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction), and State Bank shareholder approval or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Cadence and State Bank do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; Cadence’s ability to complete the acquisition and integration of State Bank successfully; and other factors that may affect future results of Cadence and State Bank. Additional factors that could cause results to differ materially from those described above can be found in Cadence’s Annual Report on Form 10-K for the year ended December 31, 2017, which is on file with the Securities and Exchange Commission (the “SEC”) and in other documents Cadence files with the SEC, and in State Bank’s Annual Report on Form 10-K for the year ended December 31, 2017, which is on file with the SEC and in other documents State Bank files with the SEC.

Important Additional Information
In connection with the proposed transaction between Cadence and State Bank, Cadence expects to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) including a joint information statement of Cadence and proxy statement of State Bank and a prospectus of Cadence (although Cadence may elect to separately file the information statement of Cadence), as well as other relevant documents concerning the proposed transaction. The proposed transaction will be submitted to State Bank’s shareholders for their consideration. Cadence Bancorp, LLC, the controlling stockholder of Cadence, has delivered a written consent approving the proposed transaction. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Stockholders of Cadence and shareholders of State Bank are urged to read the Registration Statement, information statement, proxy statement and prospectus regarding the transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

Shareholders will be able to obtain a free copy of the Registration Statement, information statement, proxy statement and prospectus, as well as other filings containing information about Cadence and State Bank, without charge, at the SEC’s website (http://www.sec.gov). Copies of the Registration Statement, information statement, proxy statement and prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Cadence Bancorporation, 2800 Post Oak Boulevard, Suite 3800, Houston, Texas 77056, Attention: Corporate Secretary or to State Bank Financial Corporation, 3399 Peachtree Road NE, Suite 1900, Atlanta, Georgia 30326, Attention: Corporate Secretary.

Participants in the Solicitation
Cadence, State Bank and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Cadence’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 30, 2018, and certain of its Current Reports on Form 8-K. Information regarding State Bank’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 12, 2018, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, information statement, proxy statement and prospectus and other relevant materials filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.